UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2004

UNITIL SERVICE CORP.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation:	October 9, 1984
State of Incorporation:	New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Laurence M. Brock, Vice President & Controller

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	36
METHODS OF ALLOCATION	37
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	38

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

		AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS	CURRENT	PRIOR
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$10,829,085	$10,403,598
107	Construction work in progress (Schedule II)	—	—

	Total Property	10,829,085	10,403,598

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	7,998,839	6,663,986

	Net Service Company Property	2,830,246	3,739,612

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	—	—
124	Other investments (Schedule IV)	—	—

	Total investments	—	—

	CURRENT AND ACCRUED ASSETS
131	Cash	9,026	25,015
134	Special deposits	—	—
135	Working funds	5,995	6,000
136	Temporary cash investments (Schedule IV)	—	—
141	Notes receivable	—	—
143	Accounts receivable	85,058	67,846
144	Accumulated provision for uncollectable accounts	—	—
146	Accounts receivable from associate companies (Schedule V)	2,203,698	2,040,574
152	Fuel stock expense undistributed (Schedule VI)	—	—
154	Materials and supplies	—	—
163	Stores expense undistributed (Schedule VII)	—	—
165	Prepayments	204,753	178,683
174	Miscellaneous current and accrued assets (Schedule VIII)	—	—

	Total Current and Accrued Assets	2,508,530	2,318,118

	DEFERRED DEBITS
181	Unamortized debt expense	—	—
182	Regulatory Assets	—	(608,890)
184	Clearing accounts	137,053	148,462
186	Miscellaneous deferred debits (Schedule IX)	(570,521)	333,810
188	Research, development, or demonstration expenditures (Schedule X)	—	—
190	Accumulated deferred income tax	—	—

	Total Deferred Debits	(433,468)	(126,618)

	TOTAL ASSETS AND OTHER DEBITS	$4,905,308	$5,931,112

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$1,000	$1,000
211	Miscellaneous paid-in-capital (Schedule XI)	—	—
215	Appropriated retained earnings (Schedule XI)	—	—
216	Unappropriated retained earnings (Schedule XI)	1,688	1,688

	Total Proprietary Capital	2,688	2,688

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	—	—
224	Other long-term debt (Schedule XII)	—	—
225	Unamortized premium on long - term debt	—	—
226	Unamortized discount on long-term debt-debit	—	—

	Total Long-Term Debt	—	—

227	Obligations under capital leases - non-current	183,038	403,455
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	—	—
232	Accounts payable	293,048	65,742
233	Notes payable to associate companies (Schedule XIII)	4,491,075	3,807,632
234	Accounts payable to associate companies (Schedule XIII)	(2,141,781)	(669,716)
236	Taxes accrued	293,470	(149,318)
237	Interest accrued	—	—
238	Dividends declared	—	—
241	Tax collections payable	—	—
242	Miscellaneous current and accrued liabilities (Schedule XIII)	4,385,782	4,036,796
243	Obligations under capital leases - current	412,619	566,714

	Total Current and Accrued Liabilities	7,734,213	7,657,850

	DEFERRED CREDITS
253	Other deferred credits	(983,290)	(608,890)
255	Accumulated deferred investment tax credits	—	—

	Total Deferred Credits	(983,290)	(608,890)

282	ACCUMULATED DEFERRED INCOME TAXES	(2,031,341)	(1,523,991)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$4,905,308	$5,931,112

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES/1	BALANCE AT CLOSE OF YEAR
	Company Property
301	ORGANIZATION
303	MISC INTANGIBLE PLANT	$4,578,556	$306,202	$—	$—	$4,884,758
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/	4,626,260	201,987	—	—	4,828,247
308	OFFICE FURNITURE AND EQUIPMENT	1,072,345	18,001	—	—	1,090,346
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	22,394	25,734	(22,394)	—	25,734
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY 3/

	SUB-TOTAL	10,299,555	551,924	(22,394)	—	10,829,085

107	CONSTRUCTION WORK IN PROGRESS	104,043	—	—	(104,043)	—

	TOTAL	$10,403,598	$551,924	$(22,394)	$(104,043)	$10,829,085

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE II - CONTINUED

2/	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF THE EQUIPMENT ADDITION DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
Computer Systems	$201,987	$4,044,364
Phone System	—	755,249
Other Equipment	—	28,634

TOTAL	$201,987	$4,828,247

3/	DESCRIBE OTHER SERVICE COMPANY PROPERTY:

NONE

4/	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

NONE

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT	$1,906,086	$747,748	$—	$—	$2,653,834
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT	3,773,960	506,509	—	—	$4,280,469
308	OFFICE FURNITURE AND EQUIPMENT	961,985	75,235	—	—	$1,037,220
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	21,955	27,755	(22,394)	—	$27,316
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY

	TOTAL	$6,663,986	$1,357,247	$(22,394)	$—	$7,998,839

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124 “Other Investments” state each investment separately, with description, including the name of issuing company, number of shares or principal amount.

Under Account 136, “Temporay Cash Investments” list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	$—	$—
124	OTHER INVESTMENTS	—	—
136	TEMPORARY CASH INVESTMENTS	—	—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
Unitil Energy Systems	$992,005	$1,074,047
Fitchburg Gas and Electric Light Company	861,912	978,901
UNITIL Power Corp.	—	—
UNITIL Realty Corp.	962	12,452
UNITIL Corporation	62,601	617
UNITIL Resources, Inc.	123,094	137,681

TOTAL	$2,040,574	$2,203,698

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Unitil Energy Systems		$5,858,634
Fitchburg Gas and Electric Light Company		4,316,652
UNITIL Power Corp.		295,246
UNITIL Realty Corp.		50,489
UNITIL Resources, Inc.		11,158
Usource Inc.		39,939
UNITIL Corp.		26,160
For detail of convenience payments by type and company, paid by UNITIL Service Corp. see page 10A.

TOTAL PAYMENTS		$10,598,278

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

CONVENIENCE PAYMENTS BY TYPE AND COMPANY

	UES	FGE	UPC	URC	URI	Usource	UC	Total
Insurance	$3,412,883	$2,854,170		$39,630	$2,402			$6,309,085
Legal	234,069	281,753	279,955		6,460		13,565	815,802
Telephone Service	47,286	39,876				18,955		106,117
Audit Fees	103,080	90,318		5,070	2,296	2,333	9,480	212,577
Other	2,061,316	1,050,535	15,291	5,789		18,651	3,115	3,154,697

	$5,858,634	$4,316,652	$295,246	$50,489	$11,158	$39,939	$26,160	$10,598,278

Page 10A

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT		LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

SUMMARY:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE VIII - MISCELLANEOUS CURRENT & ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	MISCELLANEOUS CURRENT & ACCRUED ASSETS	$—	$—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS
	Deferred Asset- APBO	$—	$(983,290)
	Under/(over) collected administrative expenses	(1,820)	(101,500)
	Software	93,429	229,697
	Postage	37,201	50,540
	Deferred Charges	205,000	234,032

	TOTAL	$333,810	$(570,521)

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	DESCRIPTION	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	$—

	TOTAL	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS:	Classify amounts in each account with brief explanations, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	300	$10.00	100	$1,000.00

ACCOUNT	DESCRIPTION				AMOUNT
211	MISCELLANEOUS PAID-IN CAPITAL				$—
215	APPROPRIATED RETAINED EARNINGS				—

	TOTAL				$—

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, rate declared and date paid.

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	$1,688	$—	$—	$1,688

	TOTAL	$1,688	$—	$—	$1,688

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances are received shall be shown under the class and series obligation column. For account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	DESCRIPTION	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS	1/ BALANCE AT CLOSE OF YEAR
223	ADVANCES FROM ASSOCIATE COMPANIES:						$—	$—	$—	$—
224	OTHER LONG-TERM DEBT:						—	—	—	—

	TOTAL						$—	$—	$—	$—

1/	GIVE AN EXPLANATION OF DEDUCTIONS:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES
	Cash Pool	$3,807,632	$4,491,075

	TOTAL	$3,807,632	$4,491,075

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
	Unitil Energy Systems	$(872,238)	$(1,294,797)
	Fitchburg Gas and Electric Company	(273,749)	(723,479)
	UNITIL Corporation	550,870	11,518
	UNITIL Power Corporation	(67,455)	(164,742)
	UNITIL Realty Corporation	(1,078)	6,682
	UNITIL Resources Inc.	(458)
	Usource LLC	(5,608)	23,037

	TOTAL	$(669,716)	$(2,141,781)

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
	Accrued Pension Costs	$1,358,195	$1,351,123
	Accrued SERP	904,151	1,025,384
	Accrued PBOP Costs	481,878	1,120,541
	Accrued Vacation	240,000	234,031
	Accrued Compensation	929,100	564,413
	Accrued Other	123,472	90,290

	TOTAL	$4,036,796	$4,385,782

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent asset or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in the report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the “Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies” as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2004 UNITIL Corporation Form 10-K for additional disclosures.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services rendered to associate companies	$21,841,189	$19,367,031
458	Services rendered to nonassociate companies	—	30,000
419	Interest Income
421	Miscellaneous income or (loss)	—	8,297

	Total Income	21,841,189	19,405,328

	EXPENSE
920	Salaries and wages	10,736,961	9,896,462
921	Office supplies and expenses	903,121	868,672
922	Other	505,679	42,861
923	Outside services employed	646,238	475,512
924	Property insurance	7,821	7,955
925	Injuries and damages	105,495	82,861
926	Employee pensions and benefits	4,095,582	2,607,570
930.1	Advertising expense	14,706	3,553
930.2	Miscellaneous general expense	481,050	559,669
931	Rents	1,535,159	1,467,487
932	Maintenance	581,389	592,902
403	Depreciation and amortization expense	1,361,776	1,672,692
408	Taxes other than income taxes	849,668	825,889
409	Income taxes	229,749	(31,061)
410	Provision for deferred income taxes	(338,154)	124,985
426.1	Donations	28,398	50,324
426.5	Penalties	—	1,983
430	Interest on debt to associate companies	16,855	6,684
431	Other interest expense	79,696	148,328

	Total Expense	21,841,189	19,405,328

	Net Income or (Loss)	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING - ASSOCIATE COMPANIES ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Unitil Energy Systems, Inc.	$5,540,578	$5,146,304	$—	$10,686,882
Fitchburg Gas and Electric Light Company	5,004,504	4,674,070	—	9,678,574
UNITIL Realty Corp.	45,730	48,759	—	94,489
UNITIL Resources, Inc.	692,527	683,207	—	1,375,734
UNITIL Corp.	2,655	2,855	—	5,510

TOTAL	$11,285,994	$10,555,195	$—	$21,841,189

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
None	$—	$—	$—	$—	$—	$—

TOTAL	$—	$—	$—	$—	$—	$—

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NON-ASSOCIATE COMPANIES

INSTRUCTION:	Total cost of service will equal for associate and non associate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920	SALARIES AND WAGES	$9,746,418	$990,543	$10,736,961		$—	$—	$9,746,418	$990,543	$10,736,961
921	OFFICE SUPPLES AND EXPENSES	245	902,876	903,121			—	245	902,876	903,121
922	ADMIN EXPENSE TRANS-CREDIT		505,679	505,679			—	—	505,679	505,679
923	OUTSIDE SERVICES EMPLOYED	90,691	555,547	646,238			—	90,691	555,547	646,238
924	PROPERTY INSURANCE		7,821	7,821			—	—	7,821	7,821
925	INJURIES AND DAMAGES		105,495	105,495			—	—	105,495	105,495
926	EMPLOYEE PENSIONS AND BENEFITS		4,095,582	4,095,582			—	—	4,095,582	4,095,582
928	REGULATORY COMMISSION EXPENSE		—	—			—	—	—	—
930.1	GENERAL ADVERTISING EXPENSE		14,706	14,706			—	—	14,706	14,706
930.2	MISC. GENERAL EXPENSE		481,050	481,050			—	—	481,050	481,050
931	RENTS		1,535,159	1,535,159			—	—	1,535,159	1,535,159
932	MAINT. OF STRUCT. & EQUIP.	1,448,640	(867,251)	581,389			—	1,448,640	(867,251)	581,389
403	DEPR. AND AMORT. EXPENSE		1,361,776	1,361,776			—	—	1,361,776	1,361,776
408	TAXES OTHER THAN INCOME		849,668	849,668			—	—	849,668	849,668
409	INCOME TAXES		229,749	229,749			—	—	229,749	229,749
410	PROV FOR DEF INC TAXES		(338,154)	(338,154)			—	—	(338,154)	(338,154)
411	PROV FOR DEF INC TAX CREDIT			—			—	—	—	—
411.5	INVESTMENT TAX CREDIT			—			—	—	—	—
419	INTEREST INCOME			—			—	—	—	—
426.1	DONATIONS		28,398	28,398			—	—	28,398	28,398
426.5	PENALTIES		—	—			—	—	—	—
427	INTEREST ON LONG-TERM DEBT			—			—	—	—	—
431	OTHER INTEREST EXPENSE		79,696	79,696			—	—	79,696	79,696

	SUBTOTAL EXPENSES	11,285,994	10,538,340	21,824,334	—	—	—	11,285,994	10,538,340	21,824,334

	COMPENSATION FOR USE OF EQUITY CAPITAL			—			—			—

430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	—	16,855	16,855	—	—	—	—	16,855	16,855

	TOTAL EXPENSES	11,285,994	10,555,195	21,841,189	—	—	—	11,285,994	10,555,195	21,841,189

421	MISCELLANEOUS INCOME	—		—	—	—	—	—	—	—

	TOTAL COST OF SERVICE	$11,285,994	$10,555,195	$21,841,189	$—	$—	$—	$11,285,994	$10,555,195	$21,841,189

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION:	Indicate each department or service function. (See instruction 01-3 General Structure of Accounting System Uniform System Account)

ACCOUNT	DESCRIPTION OF ITEMS	TOTAL AMOUNT	DEPARTMENT OR SERVICE FUNCTION					DEPARTMENT OR SERVICE FUNCTION
			REGULATORY & COMMUN.	ADMIN.	ACCOUNTING	ENERGY MARKETS	DISTRIBUTION	FINANCE	CUSTOMER SERVICES	ENGINEERING	TECHNOLOGY
920	SALARIES AND WAGES	$10,736,961	$1,091,828	$2,509,340	$1,065,685	$1,070,011	$620,807	$699,427	$1,735,080	$1,085,272	$859,511
921	OFFICE SUPPLES AND EXPENSES	903,121	96,402	414,011	17,722	14,159	15,693	41,005	96,065	64,452	143,612
922	ADMIN. EXPENSE TRANS-CREDIT	505,679			505,679
923	OUTSIDE SERVICES EMPLOYED	646,238	10,712	385,789	72,139	5,120		9,112	77,015	231	86,120
924	PROPERTY INSURANCE	7,821						7,821
925	INJURIES AND DAMAGES	105,495						105,495
926	EMPLOYEE PENSIONS AND BENEFITS	4,095,582	13,619	3,973,502	3,778	15,000	7,467	189	29,103	48,436	4,488
928	REGULATORY COMMISSION EXPENSE	—
930.1	GENERAL ADVERTISING EXPENSE	14,706		14,706
930.2	MISC. GENERAL EXPENSE	481,050	7,559	7,009	14,807			451,675
931	RENTS	1,535,159		84,151	(659,007)	12,950		1,583,697	52,962	14,278	446,128
932	MAINT. OF STRUCT. & EQUIP.	581,389		343,780	41,042				94,862		101,705
403	DEPR. AND AMORT. EXPENSE	1,361,776			1,361,776
408	TAXES OTHER THAN INCOME	849,668			849,668
409	INCOME TAXES	229,749			229,749
410	PROV. FOR DEF. INC. TAXES	(338,154)			(338,154)
411	PROV. FOR DEF. INC. TAX CREDIT	—
411.5	INVESTMENT TAX CREDIT	—
426.1	DONATIONS	28,398		28,398
426.5	PENALTIES	—
427	INTEREST ON LONG-TERM DEBT	—
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	16,855						16,855
431	OTHER INTEREST EXPENSE	79,696						79,696

	TOTAL EXPENSES -	$21,841,189	$1,220,120	$7,760,686	$3,164,884	$1,117,240	$643,967	$2,994,972	$2,085,087	$1,212,669	$1,641,564

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

NAME OF DEPARTMENT Indicate each department or service function	TOTAL AMOUNT	DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL END OF YEAR
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES
Regulatory and Communications	$1,091,828	$—	$1,091,828	$—	16
Technology Services	859,511	—	859,511	—	13
Accounting	1,065,685	—	1,065,685	—	18
Finance	699,427	—	699,427	—	9
Administrative	2,509,340	—	2,509,340	—	20
Energy Markets	1,070,011	—	1,070,011	—	13
Engineering	1,085,272	—	1,085,272	—	18
Distribution	620,807	—	620,807	—	6
Customer Services	1,735,080	—	1,735,080	—	43

TOTAL	$10,736,961	$—	$10,736,961	$—	156

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000 only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP “A”= ASSOCIATE “NA”=NON ASSOCIATE	AMOUNT
Outside Services - Legal
Various		NA	$1,043
Brickly Sears		NA	2,252
Leboeuf Lamb & Greene		NA	102,319
Skapars & Associates		NA	19,870
Sulloway & Hollis		NA	17,544
Outside Services - Accounting
Grant Thornton		NA	9,148
Outside Services - Other
Various		NA	4,068
Account Temps		NA	8,644
Allegiant Management		NA	18,360
Carousel Industries		NA	4,500
Ceridian		NA	154,707
Diversified Actuarials		NA	20,585
Douglas Andrews		NA	19,005
Energy Council		NA	4,590
Energy Strategies		NA	4,235
Equilar Inc.		NA	7,495
Equifax Credit Information		NA	8,472
Factors Funding Co.		NA	28,537
Galley Hatch		NA	2,035
Group Dynamic		NA	6,082
IBM		NA	1,096
MessagePro		NA	1,705
Peter Wilkins		NA	7,950
Pomerantz Staffing		NA	6,288
Putnam Fiduciary Trust		NA	13,516
R R Donnelley		NA	4,968
Salomon Smith Barney		NA	16,616
San Diego Commercial		NA	9,439
The Hay Group		NA	39,177
The Tetrion Group		NA	32,020
Towers Perrin		NA	5,200
Venture Profiles		NA	23,130
Woodland Group		NA	25,810
Outside Services - Corp Sponsorships
Various		NA	5,120
Outside Services - Visibility
Various		NA	10,712

TOTAL			$646,238

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Health Insurance	$1,379,065
401 K	236,644
Pension Cost	742,274
SERP	193,644
Life Insurance	49,571
Education	141,744
Postretirement Benefit Cost	1,138,663
Other	213,977

TOTAL	$4,095,582

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account 930.1 “General Advertising Expenses” classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising:
	Advance Notice, Inc.	$10,277
	Other	2,649
	Monster.Com	1,780

	TOTAL	$14,706

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2 ”Miscellaneous General Expense” classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Printing and Distribution of Quarterly and Annual Reports	122,870
Director’s Fees and Expenses	328,735
Systems Development Costs	19,445
Professional Fees	10,000

TOTAL	481,050

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

RENTS - ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents” classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office, Equipment & Other	$1,535,159
—
—

TOTAL	$1,535,159

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, “Taxes Other Than Income Taxes.” Separate the analysis into two groups: (1) other than U.S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:
State Unemployment Tax - NH	$28,771
Business Enterprise Tax	72,000

100,771

U.S. Government Tax:
Federal Insurance Contribution Act	739,190
Federal Unemployment Tax	9,707

748,897

TOTAL	$849,668

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.2, “Donations” classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in liew of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
UNH Foundation		$5,000
United Way		4,000
Scleroderma Foundation		1,220
American Cancer Society		1,219
Various		16,959

TOTAL		$28,398

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions,” classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
$—

TOTAL		$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SCHEDULE XVIII -NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 19.

ANNUAL REPORT OF UNITIL SERVICE CORP

For the Year Ended December 31, 2004

ORGANIZATION CHART

Organization Chart as of December 31, 2004

President & Treasurer	Mark H. Collin
Senior Vice President	George R. Gantz
Senior Vice President	Thomas P. Meissner, Jr.
Vice President	Todd R. Black
Vice President & Controller	Laurence M. Brock
Vice President	David K. Foote
Vice President	George E. Long
Vice President	Raymond J. Morrissey
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

ANNUAL REPORT OF UNITIL SERVICE CORPORATION

METHODS OF ALLOCATION

The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost – Gross Wages. Direct Labor Cost – Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost – Other. Direct Labor Cost – Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are not direct time charges available for this allocation, the direct time charges for all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor – General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges – Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

ANNUAL REPORT OF UNITIL SERVICE CORPORATION

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf of the undersigned officer thereunto duly authorized,

UNITIL Service Corp.
(Name of Reporting Company)

By:	/s/ LAURENCE M. BROCK
Laurence M. Brock
Vice President & Controller

Date: April 26, 2005